

December 8, 2014

<u>Via Email</u>
Mr. Robert Y. Newell
Secretary
Cardica, Inc.
900 Saginaw Drive
Redwood City, CA 94063

> **Re:** **Cardica, Inc.**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed December 8, 2014**
> **File No. 000-51772**

Dear Mr. Newell:

We have reviewed the above referenced filing and have the following comments.

<u>General</u>

1. We note the description of the 2005 Plan included in Proposal 4 of your proxy statement, which discloses in part, that "[n]o person may be granted awards covering more than 200,000 shares of common stock under the 2005 Plan during any calendar year…" We further note the filing persons' acknowledgment that this limitation was not followed in 2014 and the other years outlined in the above referenced soliciting materials. Please advise us supplementally of your consideration of the materiality of the corrections implicated by this error, which affect disclosure throughout the proxy.

2. Please supplementally advise us of the parameters of the investigation undertaken relating to the option grants, inclusive of when and how the filing persons became aware of the excess grants. We further note the Board is in the process of implementing procedures to assure that no further grants are made in excess of the limitations set forth in the Plan. Supplementally advise us of the processes being implemented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: Nancy Wojtas, Esq.
       Cooley LLP